FILE NO. 70-9613


                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                   AMENDMENT NO. 2
                                        TO
                             APPLICATION/DECLARATION
                                      ON
                                    FORM U-1
                UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CONSOLIDATED EDISON, INC.               NORTHEAST UTILITIES
4 Irving Place                          174 Brush Hill Ave
New York, New York  10003               West Springfield, MA 01090-0010

(Names of companies filing this statement and addresses of principal executive offices.)

                            Consolidated Edison, Inc.

                   (Name of top registered holding company)

Peter A. Irwin                          Cheryl W. Grise
Consolidated Edison, Inc.               General Counsel
4 Irving Place                          Northeast Utilities Service Company
New York, New York  10003               107 Selden Street
                                        Berlin, CT 06037

(Name and address of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

J.A. Bouknight, Jr.                     Jeffrey C. Miller, Esq.
Douglas G. Green	                      Assistant General Counsel
James B. Vasile                         Northeast Utilities
Steptoe & Johnson LLP                   Service Company
1330 Connecticut Ave, NW                107 Selden Street
Washington, D.C.  20036-1795            Berlin, CT 06037



The Application/declaration in this file is hereby amended by filing the following exhibits:


ITEM 6. Exhibits and Financial Statements

(a)	Exhibits

(b)	Financial Statements  -  Pro Forma Financial Statements of New CEI


                              SIGNATURES

Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: June 14, 2000

Consolidated Edison, Inc.

By    /s/Joan S. Freilich
Name: Joan S. Freilich
Title: Executive Vice President and
Chief Financial Officer


Northeast Utilities

By    /s/Cheryl W. Grise
Name: Cheryl W. Grise
Title: Senior Vice President,
Secretary and General Counsel